Exhibit 99.1

News Release

For Immediate Release

Neill and Gunter signs letter of intent to join North American design firm Stantec

EDMONTON AB (August 13, 2007) TSX:STN; NYSE:SXC

Neill and Gunter announced today it has signed a letter of intent to join forces with North American design firm Stantec. Neill and Gunter is a full service consulting engineering firm with approximately 700 employees primarily located in Fredericton, New Brunswick; Halifax, Nova Scotia; and Portland, Maine, along with 10 other locations in the United States and Canada.

“We’re excited about the prospect of Neill and Gunter joining Stantec,” says Tony Franceschini, Stantec President & CEO. “They will add a strong presence for Stantec in Atlantic Canada, increase our current presence in the eastern United States and nearly double our Industrial practice in North America.”

For over forty years, Neill and Gunter has provided consulting engineering services to heavy industry in the domains of Power and Utilities, Oil and Gas, Pulp and Paper, Food and Beverage, Mining, and Composite Wood Products.  Neill and Gunter brings to Stantec additional experience in the fields of environmental, transportation, municipal, manufacturing, and building services. The proposed acquisition includes all Neill and Gunter operating companies, including Neill and Gunter Limited in Fredericton, Neill and Gunter Nova Scotia in Halifax, and Neill and Gunter Incorporated in Portland. The three respective company presidents of the firm, Don Belliveau, Peter Rent, and William Shelley, will remain with Stantec.

The leadership team of Neill and Gunter is united in their support of the transaction and states, “While our firm has been experiencing a time of growth and success, joining Stantec will give us the opportunity to make the changes we need to remain competitive in the future. As a part of Stantec we become a global firm with robust technological systems and an established presence in most of the major markets in North America. In addition, our employees will have more opportunities to grow their careers in the larger firm and we will be able to offer our clients a greater depth and breadth of services.”

The firms expect to complete the transaction in October subject to a Neill and Gunter shareholder vote and upon completion of satisfactory due diligence.

For more information visit http://announcements.stantec.com/neillandgunter

Stantec, founded in 1954, provides professional design and consulting services in planning, engineering, architecture, surveying, and project management. The Company supports public and private sector clients in a diverse range of markets, at every stage, from initial concept and financial feasibility to project completion and beyond. Services are offered through more than 6,500 employees operating out of about 100 locations in North America and the Caribbean. Stantec trades on the Toronto Stock Exchange under the symbol STN and on the New York Stock Exchange under the symbol SXC.

Cautionary note regarding forward-looking statements
This press release contains "forward-looking statements". Some of these statements may involve risks and uncertainties and other factors that may be beyond the control of Stantec and cause actual results to be materially different from those contained in such forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in Stantec's filings with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

Media Contact Jay Averill Stantec Media Relations Tel : (780) 917-7441 jay.averill@stantec.com	Neill and Gunter Contacts Don Belliveau (Fredericton) Tel: (506) 452-1470 Peter Rent (Halifax) Tel: (902) 434-7331 William Shelley (Portland) Tel: (207) 883-3355	Investor Contact Simon Stelfox Stantec Investor Relations Tel: (780) 917-7288 simon.stelfox@stantec.com

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